Exhibit 99.1

News Release:

Hydro One announces new Ontario grid control centre in Orillia

September 23, 2019, ORILLIA – Today Hydro One Inc. announced it is moving forward with plans to build a new Ontario grid control centre in Orillia. This new, state-of-the-art facility is expected to serve as one of the company’s technology hubs and will ensure the safe, reliable delivery of electricity to communities across all of Ontario for years to come.

“Hydro One is proud to be proceeding with this innovative new facility in the near future. It will be home to our highly skilled employees who ensure electricity is moving safely across the province to large industrial customers, local electricity utilities and Hydro One’s 1.4 million residential and business customers,” said Darlene Bradley, Acting Chief Operating Officer, Hydro One. “We are committed to this investment of approximately $150 million in Orillia, which is expected to bring long-term economic value to the city and its local businesses.”

The location in Orillia was selected for improved accessibility, cost considerations and minimal impact on employees currently working at the existing grid control centre in Barrie. The company anticipates moving approximately 150-250 high-quality jobs to this facility.

“Hydro One’s $150 million investment in Orillia is one of the most significant in our city’s history and will result in a near-term economic impact of approximately $400 million for our municipality,” said Steve Clarke, Mayor of Orillia. “Having Hydro One’s new primary Ontario grid control centre located in Orillia puts Orillia on the map as a technology hub amongst small urban centres and a great place to do business. We are excited to welcome Hydro One and its employees to the Orillia community.”

“I am pleased to see Hydro One building its new Ontario grid control centre in Orillia. This modern and accessible building demonstrates an important investment in our City and Ontario at large,” said Jill Dunlop, Member of Provincial Parliament for Simcoe North. “We look forward to welcoming Hydro One employees to our community.”

Once the new Ontario grid control centre is completed, the existing facility in Barrie will operate as the back-up control centre. Hydro One anticipates construction will begin later this year. This new building has previously been referred to as the Integrated System Operating Centre (ISOC).

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost C$25.5 billion in assets and 2018 annual revenues of almost C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

About the City of Orillia:

The City of Orillia is a city of 31,000 people in the heart of Ontario’s Lake Country on the shores of Lake Couchiching and Lake Simcoe. Visit our website at orillia.ca.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/hydrooneofficial, twitter.com/hydroone and instagram.com/hydrooneofficial.

City of Orillia

Melissa Gowanlock

Communications Coordinator

City of Orillia

705-325-2108

705-330-1951 (cell)

magowanlock@orillia.ca

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